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                         May 5, 2020

       Jessica T. Graziano
       Chief Financial Officer
       United Rentals, Inc.
       100 First Stamford Place, Suite 700
       Stamford, Connecticut 06902

                                                        Re: United Rentals,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed January 29,
2020
                                                            File No. 001-14387

       Dear Ms. Graziano:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Overview
       EBITDA GAAP Reconciliations, page 24

   1. On page 26 you disclose margins for "EBITDA" and "adjusted EBITDA." Please present with equal or greater
prominence the comparable margins computed on a GAAP basis
                                                        wherever these non-GAAP
margins are presented. Refer to Item 10(e)(1)(i)(A) of
                                                        Regulation S-K and
Question 102.10 of the staff's Compliance and Disclosure
                                                        Interpretations
"Non-GAAP Financial Measures."

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jessica T. Graziano
United Rentals, Inc.
May 5, 2020
Page 2

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309
with any questions.



FirstName LastNameJessica T. Graziano                 Sincerely,
Comapany NameUnited Rentals, Inc.
                                                      Division of Corporation
Finance
May 5, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName